Via Facsimile and U.S. Mail
Mail Stop 6010

December 27, 2007

William A. Carter, M.D.
Chief Executive Officer
Hemispherx Biopharma, Inc.
1617 JFK Boulevard
Philadelphia, Pennsylvania 19103

Re: Hemispherx Biopharma, Inc.
Form 10-K for the Year Ended December 31, 2006
Filed March 19, 2007
File No. 001-13441

Dear Dr. Carter:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation

General

1. We note your disclosure on page 69 indicating that certain named executive officers were awarded stock options in 2006. Item 402(d) of Regulation S-K requires that you provide in tabular format information concerning each grant of

an award made to a named executive officer in the last completed fiscal year. Please amend your filing to provide the information required by Item 402(d).

Summary Compensation Table – 2006, page 76
Director Compensation – 2006, page 80

2. We note that Note 1 to the Summary Compensation table and Note 2 to the Director Compensation table indicate that the numbers reported under the respective Option Awards columns are the total fair values of option awards granted in 2006. Item 402(c)(2)(vi) and Item 402(k)(2)(iv) provide that the Option Awards columns should disclose the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123(R). Please confirm whether the numbers disclosed under the Option Awards columns are the amounts recognized for financial statement purposes for the 2006 fiscal year. If that is not the case, please amend the Summary Compensation table and the Director Compensation table to provide the appropriate amounts.

Director Compensation – 2006, page 80

3. Please amend the Director Compensation table to disclose the information required by Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K. Also, supplementally, please confirm if the $99,360 that Mr. Etheridge received per his Engagement Agreement included the value of the loan that was forgiven on February 24, 2006 or, if that is not the case, please provide us with an analysis supporting your determination that the value of the $60,000 loan should not be included in Mr. Etheridge's total compensation for 2006.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director